

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2017

Frank Jaksch, Jr.
Chief Executive Officer
ChromaDex Corporation
10005 Muirlands Boulevard
Suite G
Irvine, CA 92618

      Re: ChromaDex Corporation
           Registration Statement on Form S-3
           Filed December 14, 2017
           File No. 333-222064

Dear Mr. Jaksch:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                        Division of Corporation Finance
                        Office of Healthcare & Insurance

cc: Matt Browne